SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

Announcement  |  Lisbon  |  7 January 2015

Announcement

Portugal Telecom, SGPS, S.A. (“PT SGPS” or “COMPANY”) hereby informs that, in its meeting held today, the Board of Directors decided to communicate the following:

Whereas:

A) On 23rd December 2014, Terra Peregrin, Participações SGPS, S.A. disclosed its decision to withdraw the tender offer (“TENDER OFFER”) over the shares representing the share capital of PT SGPS. Notwithstanding the absence of any decision by the Portuguese Securities Commission (“CMVM”) regarding the withdrawal of the TENDER OFFER, it is possible to understand that PT SGPS is no longer under the duties foreseen in articles 181 and 182 of the Portuguese Securities Code (“PSC”);

B) News were disclosed in the press indicating the possibility of reversing the agreed Business Combination between PT SGPS and Oi, S.A. (“Oi”), making reference to Portuguese legal opinions held by PT SGPS;

C) In addition, on 6th and 7th January 2015, news were disclosed in the press indicating that the General Meeting of shareholders of 12th January 2015 would be postponed;

D) On 6th January 2015, the final version of the independent report on the analysis of the procedures and relevant actions related with the treasury applications in entities of the Grupo Espírito Santo was issued and delivered by PricewaterhouseCoopers (“PWC”) to PT SGPS and immediately by PT SGPS to CMVM;

E) As at the current date, PT SGPS did not receive any request of complementary information nor further clarification by any shareholder. ISS Proxy Advisory Services together with Glass Lewis have issued vote recommendations, following their professional analysis of the proposal of resolution of the General Meeting and the respective justification (“INFORMATION STATEMENT”);

F) The General Meeting of shareholders is duly called for the next 12th January 2015, at 3 p.m., in the head office of the COMPANY, with the exclusive purpose of considering and approving the sale of the share capital of PT Portugal, SGPS, S.A. (“PT PORTUGAL”) to Altice, on the terms proposed by Oi;

The Board of Directors of PT SGPS understands that:

1. The communication of withdrawal of the TENDER OFFER by the Offeror does not require or impose any amendments to the proposal of resolution and the INFORMATION STATEMENT. In this document the shareholders were informed that “the approval of the Sale could provide grounds for the Portuguese Securities Commission (...) to authorize the Offeror to revoke or amend the Tender Offer”. At this date, considering the communication of withdrawal of the TENDER OFFER, such information is no longer applicable and no other consequences result from such fact;

2. As it is its duty, PT SGPS has analyzed all legally admissible actions in order to protect the rights and legitimate interests of the COMPANY under the agreements executed by PT SGPS and Oi. In this context, PT SGPS has requested and considered different legal opinions, both on Portuguese and Brazilian Law, this one being the governing law of the agreements and the law applicable to the share capital increase of Oi. Such legal opinions are not unanimous as regards the possibility of terminating or reversing the Business Combination, the Brazilian law legal opinions being against such possibility. Only one Portuguese law legal opinion understands that it is legally

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

possible to terminate the Business Combination, including the share capital increase of the Brazilian law company Oi;

3. Against this background and in accordance with the opinion expressed by the Chairman of the General Meeting, on 25th November 2014, that “the only possibility of facilitating such deal (the sale of PT PORTUGAL) would be to amend the existing agreements or expressly authorize the sale, which should require new General Meeting of Shareholders” PT SGPS considered that the assessment and approval of the sale of PT PORTUGAL by Oi should be submitted to the General Meeting of shareholders, as it has been done in the past, prior to the performance of any relevant actions of the Business Combination;

4. The approval of the sale of PT PORTUGAL by the shareholders will correspond to departing from the scope of having a sole “telecommunications leader operator, covering a geographical area of 260 million inhabitants and about 100 million clients” as it was previously disclosed to the market, on 2nd October 2013, which is clear on the proposal and on the INFORMATION STATEMENT;

5. The shareholders of PT SGPS, and only them, will have the power to decide if they accept this amendment to the assumptions and scope of the Business Combination, through the exercise of their voting rights;

6. PT SGPS is not is possession of any information leading to the conclusion that Oi has any alternatives to the sale of PT PORTUGAL allowing Oi to reach finance and strategic purposes equivalent to those referred to in its request of approval of the sale of PT PORTUGAL;

7. The PWC report issued yesterday does not cover any matters submitted to analysis and resolution of the shareholders at the General Meeting;

8. The exchange agreed under the agreements, as defined and explained on number 4 of the INFORMATION STATEMENT, was not yet performed and is not included in the agenda of the General Meeting.

The clarifications contained in this announcement do not correspond to amendments to the information previously disclosed. Therefore the Board of Directors considers that, pursuant to articles 21º-C/1 and 2 of the PSC and article 289 of the Portuguese Companies Code, the information for the General Meeting of shareholders, namely the proposal and the INFORMATION STATEMENT, are in full compliance with the law and the purpose of this announcement is clarifying any questions that may eventually have been raised by the occurrence of the facts referred to above.

As the General Meeting is duly called, only the shareholders of PT SGPS may, if they so decide, suspend the works of the meeting, pursuant to article 387 of the Portuguese Companies Code.

  |  Announcement

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.